File No. 70-9081

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
               ___________________________________

                         AMENDMENT NO. 2
                             to the
                     APPLICATION-DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               ___________________________________

                 Entergy London Investments plc
                 (formerly Entergy Power UK plc)
                          Templar House
                       81-87 High Holborn
                     London WC1V 6NU England

       (Name of company filing this statement and address
                 of principal executive offices)
               ___________________________________

                       Entergy Corporation
(Name of top registered holding company parent of each applicant or declarant)
               ___________________________________
           Michael B. Bemis              William J. Regan, Jr.
           Executive Director            Vice President and
           Entergy Power UK plc            Treasurer
           Templar House                 Entergy Services, Inc.
           81-87 High Holborn            639 Loyola Avenue
           London WC1V 6NU England       New Orleans, LA 70113
           (Names and addresses of agents for service)
               ___________________________________

     The Commission is also requested to send copies of any communications in connection with this matter to:

           Laurence M. Hamric, Esq.     William  T. Baker,  Jr., Esq.
           Denise C. Redmann, Esq.      Kevin Stacey, Esq.
           Entergy Services, Inc.       Reid & Priest LLP
           639 Loyola Avenue            40 West 57th Street
           New Orleans, LA 70113        New York, NY  10019

Item 1.  Description of Proposed Transactions.

           (A)   The first sentence of Item 1, Section A. of  the
Application-Declaration is hereby amended and restated to read as follows:

          "Entergy London Investments plc (formerly named Entergy Power UK plc) ("EPUK") is a public limited company incorporated under the laws of England and Wales and is a wholly-owned, indirect subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended, (the "Act")."

           (B)  The second paragraph of Item 1, Section B. of the
Application-Declaration is hereby amended and restated to read as follows:

           "EPUK will make an equity contribution directly or indirectly to the Issuing Entity at the time the Entity Interests are issued and thereby will acquire directly or indirectly all of the general partnership interest (in the case of a limited partnership) or all of the voting interests (in the case of a business trust) in such Issuing Entity. EPUK's equity contribution to the Issuing Entity will at all times constitute at least 3% (in the case of a business trust) or 1% (in the case of a limited partnership) of the aggregate equity contributions by all securityholders to such Issuing Entity."

          (C) Item 1, Section C. of the Application-Declaration, as heretofore amended and restated, is hereby further amended and restated to read as follows:

"C.  Use of Proceeds.

           EPUK proposes to use the net proceeds derived from the issuance and sale of Entity Interests directly or indirectly for the purpose of repaying a portion of the credit facility used to finance the acquisition of London Electricity (the "Credit Facility"). Neither the proceeds to be received from the issuance and sale of the Entity Interests nor any savings derived from the repayment of the Credit Facility will be used directly or indirectly for the making of any new investment in an exempt wholesale generator ("EWG"), as defined in Sections 32 of the Act, or any other FUCO. In connection with such repayment, the Credit Facility may be restated and amended, and EPUK or one or more indirect subsidiaries of Entergy formed for the purpose of holding, with EPUK, London Electricity may be required to become a guarantor or co-maker of, or jointly and severally obligated to make payments on, such Credit Facility, including any associated interest rate exchange, swap or similar arrangements intended to protect against fluctuations in interest rates or foreign exchange rates (collectively, "Repayment Obligations")."

           (D)  The second paragraph of Item 1, Section D. of the
Application-Declaration is hereby amended and restated to read as follows:

           "The Entergy System's "aggregate investment" in EWGs and FUCOs was approximately $1,006,915,905, representing approximately 42.49% of the Entergy System's consolidated retained earnings as of June 30, 1997. Furthermore, the Entergy System has complied with and will continue to comply with the record keeping requirements of Rule 53(a)(2) concerning affiliated EWGs and FUCOs. In addition, as required by Rule 53(a)(3), no more than 2% of the employees of the Entergy System's domestic public utility subsidiary companies do or will render services to affiliated EWGs and FUCOs. Finally, none of the conditions set forth in Rule 53(b), under which the provisions of Rule 53 would not be available, have been met.

                           SIGNATURE


               Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                    ENTERGY LONDON INVESTMENTS PLC

                    By:  /s/ William J. Regan, Jr.
                         William J. Regan, Jr.
                                Treasurer

Dated:  October 14, 1997